FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1	CN INVESTOR FACT BOOK — 2013 UPDATE

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: August 12, 2013	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

Item 1

Ticker symbols CNR Toronto Stock Exchange CNI New York Stock Exchange

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). Canadian National Railway Company’s (the Company) objective is to provide meaningful and relevant information reflecting the Company’s financial condition, results of operations and operational performance. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In addition, certain statistical data are based on estimated data available at such time and are subject to change as more complete information becomes available. The reader is advised to read all information provided in this document in conjunction with the Company’s annual and interim Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis.

The Company makes reference to non-GAAP measures in this document that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of the specified items in the adjusted measures do not, however, imply that such items are necessarily non-recurring. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company's ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program, if any, and in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any, and the payment of dividends. In addition, the Company believes that adjusted debt-to-total capitalization is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. A reconciliation of the various non-GAAP measures presented in this document to their comparable U.S. GAAP measures is provided in the Appendix section of this document.

FINANCIAL & STATISTICAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

$ in millions, except per share data, or unless otherwise indicated
	2010	2011	2012	2012 H1	2013 H1
Financial results
Revenues	$8,297	$9,028	$9,920	$4,889	$5,132
Operating income	3,024	3,296	3,685	1,778	$1,822
Adjusted net income (1)	1,973	2,194	2,456	1,182	$1,223
Adjusted diluted earnings per share (1)	4.20	4.84	5.61	2.67	2.87
Weighted-average number of diluted shares (millions)	470.1	454.4	437.7	441.5	426.4
Financial ratios (%)
Operating ratio	63.6	63.5	62.9	63.6	64.5
Debt to total capitalization	35.0	38.1	38.5	37.8	39.6
Other information
Dividend per share	$1.08	$1.30	$1.50	$0.75	$0.86
Net capital expenditures	1,586	1,625	1,731	613	646
Free cash flow (2)	1,122	1,175	1,006	703	437

(1)	Adjusted to exclude items affecting the comparability of results. See Appendix for a reconciliation of Non-GAAP measures.

(2)	See Appendix for a reconciliation of Non-GAAP measures.

STATISTICAL HIGHLIGHTS

	2010	2011	2012	2012 H1	2013 H1
Statistical operating data
Route miles (includes Canada and the U.S.)	20,600	20,000	20,100	20,000	20,000
Carloads (thousands)	4,696	4,873	5,059	2,491	2,547
Gross ton miles (millions)	341,219	357,927	383,754	189,479	197,848
Revenue ton miles (millions)	179,232	187,753	201,496	99,373	103,278
Employees (average for the period)	22,055	23,079	23,466	23,380	23,681
Employees (end of period)	22,444	23,339	23,430	23,667	23,925
Diesel fuel consumed (U.S. gallons in millions)	355.7	367.7	388.7	194.3	205.2
Average price per U.S. gallon	$2.64	$3.39	$3.47	$3.47	$3.52

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2012, 2011 and 2010 comparative data and related productivity measures have been restated.

INTERMODAL

2012 Commodity breakdown
% of revenues

56	International
44	Domestic

Carloads
in thousands

1,455	2010
1,584	2011
1,742	2012

GRAIN & FERTILIZERS

2012 Commodity breakdown
% of revenues

32	Oilseeds
27	Food grain
22	Feed grain
11	Fertlizers
8	Potash

Carloads
in thousands

579	2010
592	2011
597	2012

2012 Grain originated traffic
% of revenues

68	Canada
32	U.S.

2012 Canadian grain breakdown
% of revenues

65	Regulated
35	Non-regulated

COAL

2012 Commodity breakdown
% of revenues

85	Coal
15	Petroleum coke

Carloads
in thousands

499	2010
464	2011
435	2012

2012 Coal originated traffic
% of revenues

64	Thermal
36	Metallurgical

2012 Coal destined traffic
% of revenues

75	Export
25	Domestic

FOREST PRODUCTS

2012 Commodity breakdown
% of revenues

37	Fibers
34	Lumber
20	Paper
9	Panels

Carloads
In thousands

423	2010
443	2011
445	2012

AUTOMOTIVE

2012 Commodity breakdown
% of revenues

89	Finished vehicles
11	Auto parts

Carloads
In thousands

201	2010
217	2011
222	2012

PETROLEUM & CHEMICALS

2012 Commodity breakdown
% of revenues

46	Chemicals and plastics
32	Refined petroleum products
14	Crude and condensate
8	Sulfur

Carloads
In thousands

549	2010
560	2011
594	2012

Crude carloads

216	2010
5,333	2011
34,077	2012

OTHER REVENUES

2012 Commodity breakdown
% of revenues

52	Other non-rail services
29	Vessels and docks
19	Interswitching and other revenues

METALS & MINERALS

2012 Commodity breakdown
% of revenues

32	Steel
25	Construction materials
18	Iron ore
17	Non-ferrous
8	Machinery and dimensional loads

Carloads
in thousands

990	2010
1,013	2011
1,024	2012

Frac sand carloads

25,835	2010
32,583	2011
41,423	2012

CAPITAL EXPENDITURES

2013 Estimated capital expenditures
% of total (including capital leases)

78	Track and roadway
10	Rolling stock
5	IT and systems
7	Other

2012 Capital expenditures
% of total (including capital leases)

74	Track and roadway
11	Rolling stock
7	IT and systems
8	Other

Capital expenditures
$ in millions (including capital leases)

1,718	2010
1,712	2011
1,825	2012
2,000	2013*
630	2012 H1
683	2013 H1

*estimated

SHAREHOLDER VALUE

Free cash flow*
$ in millions

1,122	2010
1,175	2011
1,006	2012
703	2012 H1
437	2013 H1

* See Appendix for a reconciliation of Non-GAAP measures.

Adjusted diluted earnings per share*
in $

4.20	2010
4.84	2011
5.61	2012
2.67	2012 H1
2.87	2013 H1

* Adjusted to exclude items affecting the comparability of the results of operations. See Appendix for reconciliation of Non-GAAP measures.

Annual dividend payout history
Split-adjusted
in $Cdn

0.235	2000
0.260	2001
0.285	2002
0.335	2003
0.390	2004
0.500	2005
0.650	2006
0.840	2007
0.920	2008
1.010	2009
1.080	2010
1.300	2011
1.500	2012
1.720	2013*

* Estimate

Weighted-average diluted shares outstanding
in millions

480.0	2008
473.5	2009
470.1	2010
454.4	2011
437.7	2012
441.5	2012 H1
426.4	2013 H1

Debt-to-total capitalization
in %

35.0	2010
38.1	2011
38.5	2012
37.8	2012 H1
39.6	2013 H1

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF INCOME 2011 –  2013

unaudited
$ in millions, unless otherwise indicated
			2011
	Q1	Q2	Q3	Q4	Year

Total revenues	2,084	2,260	2,307	2,377	9,028

Operating expenses
Labor and fringe benefits	473	432	396	511	1,812
Purchased services and material	286	268	271	295	1,120
Fuel	327	353	350	382	1,412
Depreciation and amortization	218	217	218	231	884
Equipment rents	51	54	60	63	228
Casualty and other	84	62	74	56	276
Total operating expenses	1,439	1,386	1,369	1,538	5,732

Operating income	645	874	938	839	3,296
Interest expense	(86)	(85)	(85)	(85)	(341)
Other income (loss)	300	10	70	21	401

Income before income taxes	859	799	923	775	3,356

Income tax expense	(191)	(261)	(264)	(183)	(899)

Net income	$668	$538	$659	$592	$2,457

Operating ratio	69.0%	61.3%	59.3%	64.7%	63.5%

2012					2013
Q1	Q2	Q3	Q4	Year	Q1	Q2

2,346	2,543	2,497	2,534	9,920	2,466	2,666

509	504	476	463	1,952	569	498
299	305	304	340	1,248	328	341
376	379	369	400	1,524	405	402
230	230	227	237	924	235	250
62	59	64	64	249	68	68
77	81	72	108	338	81	65
1,553	1,558	1,512	1,612	6,235	1,686	1,624

793	985	985	922	3,685	780	1,042
(86)	(86)	(84)	(86)	(342)	(89)	(88)
293	9	18	(5)	315	42	28

1,000	908	919	831	3,658	733	982

(225)	(277)	(255)	(221)	(978)	(178)	(265)

$775	$631	$664	$610	$2,680	$555	$717

66.2%	61.3%	60.6%	63.6%	62.9%	68.4%	60.9%

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED BALANCE SHEET 2011 –  2013

unaudited
In millions
			2011
	Q1	Q2	Q3	Q4
Assets
Current assets
Cash and cash equivalents	$593	$175	$192	$101
Restricted cash and cash equivalents	–	467	489	499
Accounts receivable	770	825	801	820
Material and supplies	228	240	272	201
Deferred and receivable income taxes	50	50	52	122
Other	73	84	62	105
Total current assets	1,714	1,841	1,868	1,848

Properties	22,677	22,789	23,800	23,917
Intangible and other assets	821	840	899	261
Total assets	$25,212	$25,470	$26,567	$26,026

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,341	$1,452	$1,565	$1,580
Current portion of long-term debt	474	530	525	135
Total current liabilities	1,815	1,982	2,090	1,715

Deferred income taxes	5,201	5,301	5,613	5,333
Pension and other postretirement benefits, net of current portion	508	510	530	1,095
Other liabilities and deferred credits	779	774	800	762
Long-term debt	5,451	5,432	5,878	6,441

Shareholders’ equity:
Common shares	4,228	4,211	4,149	4,141
Accumulated other comprehensive loss	(1,736)	(1,741)	(1,647)	(2,839)
Retained earnings	8,966	9,001	9,154	9,378
Total shareholers’ equity	11,458	11,471	11,656	10,680
Total liabilites and shareholders’ equity	$25,212	$25,470	$26,567	$26,026

Certain of the 2011 figures have been reclassified in order to be consistent with the 2013 presentation.

2012				2013
Q1	Q2	Q3	Q4	Q1	Q2

$182	$345	$175	$155	128	87
499	472	518	521	512	497
769	833	845	831	900	876
261	277	272	230	289	330
80	47	37	43	75	34
102	85	78	89	95	81
1,893	2,059	1,925	1,869	1,999	1,905

23,681	24,078	24,004	24,541	24,733	25,305
299	329	349	249	260	335
$25,873	$26,466	$26,278	$26,659	26,992	27,545

$1,342	$1,609	$1,631	$1,626	1,332	1,469
895	784	678	577	1,466	1,322
2,237	2,393	2,309	2,203	2,798	2,791

5,494	5,629	5,603	5,555	5,700	5,867
569	576	553	784	659	594
683	713	738	776	778	767
5,892	5,991	5,770	6,323	5,945	6,141

4,153	4,132	4,120	4,108	4,088	4,063
(2,834)	(2,789)	(2,803)	(3,257)	(3,187)	(3,094)
9,679	9,821	9,988	10,167	10,211	10,416
10,998	11,164	11,305	11,018	11,112	11,385
$25,873	$26,466	$26,278	$26,659	$26,992	$27,545

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS 2011 –  2013

unaudited
In millions
			2011
	Q1	Q2	Q3	Q4	Year

Operating activities
Net income	$668	$538	$659	$592	$2,457
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	218	217	218	231	884
Deferred income taxes	104	119	104	204	531
Gain on disposal of property	(288)	–	(60)	–	(348)
Changes in operating assets and liabilities:
Accounts receivable	(18)	(54)	55	(34)	(51)
Material and supplies	(19)	(13)	(27)	70	11
Accounts payable and other	(64)	106	60	(68)	34
Other current assets	(10)	3	16	(11)	(2)
Pensions and other, net	(92)	(17)	(38)	(393)	(540)
Net cash provided by operating activities	499	899	987	591	2,976

Investing activities
Property additions	(220)	(377)	(415)	(613)	(1,625)
Disposal of property	299	–	70	–	369
Change in restricted cash and cash equivalents	–	(467)	(22)	(10)	(499)
Other, net	14	3	5	4	26
Net cash used in investing activities	93	(841)	(362)	(619)	(1,729)

Financing activities
Issuance of debt	–	64	132	1,165	1,361
Repayment of debt	(22)	(17)	(186)	(858)	(1,083)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	20	31	5	21	77
Repurchase of common shares	(340)	(407)	(417)	(256)	(1,420)
Dividends paid	(149)	(147)	(145)	(144)	(585)
Net cash used in financing activities	(491)	(476)	(611)	(72)	(1,650)
Effect of foreign exchange fluctuations on US dollar- denominated cash and cash equivalents	2	–	3	9	14
Net increase (decrease) in cash and cash equivalents	103	(418)	17	(91)	(389)
Cash and cash equivalents, beginning of period	490	593	175	192	490
Cash and cash equivalents, end of period	$593	$175	$192	$101	$101
Supplemental cash flow information
Net cash receipts from customers and other	2,105	2,228	2,326	2,336	8,995
Net cash payments for:
Employee services, suppliers and other expenses	(1,271)	(1,156)	(1,124)	(1,092)	(4,643)
Interest	(87)	(75)	(87)	(80)	(329)
Personal injury and other claims	(17)	(16)	(15)	(49)	(97)
Pensions	(93)	(5)	(5)	(365)	(468)
Income taxes	(138)	(77)	(108)	(159)	(482)
Net cash provided by operating activities	$499	$899	$987	$591	$2,976

2012					2013
Q1	Q2	Q3	Q4	Year	Q1	Q2

$775	$631	$664	$610	$2,680	$555	$717
230	230	227	237	924	235	250
194	78	59	120	451	83	73
(281)	–	–	–	(281)	(40)	(29)
44	(56)	(25)	17	(20)	(59)	39
(61)	(15)	3	43	(30)	(57)	(38)
(200)	290	50	(11)	129	(321)	118
(30)	19	5	(7)	(13)	(3)	14
(546)	34	17	(285)	(780)	(72)	(81)
125	1,211	1,000	724	3,060	321	1,063

(224)	(389)	(508)	(610)	(1,731)	(228)	(418)
311	–	–	–	311	52	–
–	27	(46)	(3)	(22)	9	15
2	(4)	7	16	21	6	(8)
89	(366)	(547)	(597)	(1,421)	(161)	(411)

1,077	554	230	493	2,354	1,260	872
(745)	(723)	(338)	(195)	(2,001)	(929)	(1,043)
54	19	24	20	117	14	9
(353)	(369)	(373)	(305)	(1,400)	(361)	(351)
(165)	(163)	(163)	(161)	(652)	(183)	(182)
(132)	(682)	(620)	(148)	(1,582)	(199)	(695)

(1)	–	(3)	1	(3)	12	2
81	163	(170)	(20)	54	(27)	(41)
101	182	345	175	101	155	128
$182	$345	$175	$155	$155	$128	$87

2,379	2,541	2,476	2,481	9,877	2,509	2,656
(1,534)	(1,233)	(1,235)	(1,239)	(5,241)	(1,672)	(1,241)
(110)	(76)	(89)	(89)	(364)	(90)	(84)
(30)	(14)	(13)	(22)	(79)	(14)	(14)
(553)	(5)	(29)	(257)	(844)	(101)	(109)
(27)	(2)	(110)	(150)	(289)	(311)	(145)
$125	$1,211	$1,000	$724	$3,060	$321	$1,063

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY FINANCIAL & STATISTICAL DATA 2011 –  2013

unaudited

			2011
	Q1	Q2	Q3	Q4	Year

Revenues (millions of dollars)
Petroleum and chemicals	342	340	361	377	1,420
Metals and minerals	209	245	274	278	1,006
Forest products	299	317	325	329	1,270
Coal	141	162	166	149	618
Grain and fertilizers	406	368	336	413	1,523
Intermodal	392	454	480	464	1,790
Automotive	115	130	117	122	484
Total rail freight revenues	1,904	2,016	2,059	2,132	8,111
Other revenues	180	244	248	245	917
Total revenues	2,084	2,260	2,307	2,377	9,028

Statistical operating data
Gross ton miles (GTM) (millions)	86,667	89,615	89,517	92,128	357,927
Revenue ton miles (RTM) (millions)	46,153	46,683	46,761	48,156	187,753
Carloads (thousands)	1,146	1,234	1,261	1,232	4,873
Route miles (includes Canada and the U.S.) (1)	20,400	20,500	20,500	20,000	20,000
Employees (end of period)	22,692	23,430	23,441	23,339	23,339
Employees (average during period)	22,389	23,177	23,318	23,433	23,079

Productivity
Rail freight revenue per RTM (cents)	4.13	4.32	4.40	4.43	4.32
Rail freight revenue per carload ($)	1,661	1,634	1,633	1,731	1,664
Operating expenses per GTM (cents)	1.66	1.55	1.53	1.67	1.60
Labor and fringe benefits expense per GTM (cents)	0.55	0.48	0.44	0.55	0.51
GTMs per average number of employees (thousands)	3,871	3,867	3,839	3,932	15,509
Diesel fuel consumed (U.S. gallons in millions)	92.9	91.3	89.2	94.3	367.7
Average fuel price ($/U.S. gallon)	3.20	3.42	3.37	3.55	3.39
GTMs per U.S. gallon of fuel consumed	933	982	1,004	977	973

Safety indicators
Injury frequency rate per 200,000 person hours (2)	1.44	1.71	1.73	1.32	1.55
Accident rate per million train miles (2)	2.28	2.44	2.33	1.96	2.25

(1)	Rounded to the nearest hundred miles.

(2)	Based on Federal Railroad Administation (FRA) reporting criteria.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2012 and 2011 comparative data and related productivity measures have been restated.

2012					2013
Q1	Q2	Q3	Q4	Year	Q1	Q2

392	405	416	427	1,640	457	478
273	293	293	274	1,133	282	304
328	344	336	323	1,331	336	358
167	187	187	171	712	165	187
397	366	368	459	1,590	401	383
460	526	510	498	1,994	492	543
130	153	127	128	538	132	148
2,147	2,274	2,237	2,280	8,938	2,265	2,401
199	269	260	254	982	201	265
2,346	2,543	2,497	2,534	9,920	2,466	2,666

92,593	96,886	96,402	97,873	383,754	96,301	101,547
49,049	50,324	49,999	52,124	201,496	50,576	52,702
1,205	1,286	1,298	1,270	5,059	1,231	1,316
20,000	20,000	20,000	20,100	20,100	20,100	20,000
23,303	23,667	23,610	23,430	23,430	23,624	23,925
23,156	23,603	23,573	23,532	23,466	23,435	23,926

4.38	4.52	4.47	4.37	4.44	4.48	4.56
1,782	1,768	1,723	1,795	1,767	1,840	1,824
1.68	1.61	1.57	1.65	1.62	1.75	1.60
0.55	0.52	0.49	0.47	0.51	0.59	0.49
3,999	4,105	4,090	4,159	16,354	4,109	4,244
96.9	97.4	94.5	99.9	388.7	101.7	103.5
3.54	3.41	3.40	3.53	3.47	3.61	3.43
956	995	1,020	980	987	947	981

1.23	1.35	1.32	1.34	1.31	1.37	1.41
2.17	2.19	2.30	1.77	2.10	2.12	2.10

CANADIAN NATIONAL RAILWAY COMPANY
RECONCILIATION OF NON-GAAP MEASURES 2 0 1 0  –  2 0 1 3

unaudited
In millions, except per share data, or unless otherwise indicated

Adjusted performance measures
	2010			2011
	Reported	Adjustments (1)	Adjusted	Reported	Adjustments (2)	Adjusted
Revenues	$8,297	–	$8,297	$9,028	–	$9,028
Operating expenses	5,273	–	5,273	5,732	–	5,732
Operating income	3,024	–	3,024	3,296	–	3,296
Interest expense	(360)	–	(360)	(341)	–	(341)
Other income (loss)	212	(152)	60	401	(348)	53
Income before income taxes	2,876	(152)	2,724	3,356	(348)	3,008
Income tax expense	(772)	21	(751)	(899)	85	(814)
Net income	$2,104	$(131)	$1,973	$2,457	$(263)	$2,194
Operating ratio	63.6%		63.6%	63.5%		63.5%
Diluted earnings per share	$4.48	$(0.28)	$4.20	$5.41	$(0.57)	$4.84

(1)	Adjusted to exclude the gain on sale of the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).

(2)
Adjusted to exclude an income tax recovery of $11 million ($0.02 per diluted share) relating to certain fuel costs attributed to various wholly owned subsidiaries in prior periods; a net income tax expense of $40 million ($0.08 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; a gain on disposal of a segment of the Company’s Kingston subdivision, together with the rail fixtures and certain passenger agreements, of $288 million, or $254 million after-tax ($0.55 per diluted share); and a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company of $60 million, or $38 million after-tax ($0.08 per diluted share).

(3)
Adjusted to exclude a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements, of $281 million, or $252 million after-tax ($0.57 per diluted share); and a net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.

(4)
Adjusted to exclude an income tax expense of $5 million ($0.01 per diluted share) resulting from the enactment of higher provincial corporate income tax rates; a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines in the amount of $29 million, or $18 million after-tax ($0.04 per diluted share); and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.08 per diluted share).

A P P E N D I X

APPENDIX

2012			2013 H1
Reported	Adjustments (3)	Adjusted	Reported	Adjustments (4)	Adjusted
$9,920	–	$9,920	$5,132	–	$5,132
6,235	–	6,235	3,310	–	3,310
3,685	–	3,685	1,822	–	1,822
(342)	–	(342)	(177)	–	(177)
315	(281)	34	70	(69)	1
3,658	(281)	3,377	1,715	(69)	1,646
(978)	57	(921)	(443)	20	(423)
$2,680	$(224)	$2,456	$1,272	$(49)	$1,223
62.9%		62.9%	64.5%		64.5%
$6.12	$(0.51)	$5.61	$2.98	$(0.11)	$2.87
A P P E N D I X

APPENDIX
CANADIAN NATIONAL RAILWAY COMPANY
FREE CASH FLOW 2 0 1 0 – 2 0 1 3

unaudited
$ in millions
	2010	2011	2012	2012 H1	2013 H1

Net cash provided by operating activities	$2,999	$2,976	$3,060	$1,336	$1,384
Net cash used in investing activities	(1,383)	(1,729)	(1,421)	(277)	(572)
Net cash provided before financing activities	$1,616	$1,247	$1,639	$1,059	$812
Adjustments:
Dividends paid	(503)	(585)	(652)	(328)	(365)
Change in restricted cash and cash equivalents	–	499	22	(27)	(24)
Change in accounts receivable securitization	2	–	–	–	–
Effect of foreign exchange fluctuations on
U.S. Dollar-denominated cash and cash equivalents	7	14	(3)	(1)	14
Free cash flow	$1,122	$1,175	$1,006	$703	$437